SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 29, 2003
Commission File Number: 000-28011

Terra Networks, S.A.
(Translation of registrant’s name into English)

Paseo de la Castellana, 92
28.046 Madrid
Spain
(34) 91-452-3900
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1	Relevant fact, dated on January 29th 2003	3

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF RELEVANT FACT

TERRA NETWORKS, S.A., in compliance with Article 82 of Law 24/1988, of July 28, of the Securities Market, hereby communicates the following:

HECHO RELEVANTE – RELEVANT FACT

The Board of Directors meeting of Terra Networks, S.A. held today approved among other resolutions, previous favorable report of the Appointment and Remuneration Committee, the appointment of the shareholders Mr. Luis Bassat and Mr. Luis Badía, as members of the Board of Directors, both of whom have duly accepted.

Such appointments have been occurred in order to fill the vacancies produced after the resignation of Mr. Jesús María Zabalza Lotina and Mr. Alejandro Junco de la Vega Elizondo, as members of the Board of Directors.

In Madrid, January 29th 2003.

José Francisco Mateu Isturiz
General Counsel and Secretary to the Board of Directors of
Terra Networks, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date:	By:	/S/ JOSÉ F. MATEU ISTURIZ
Name: José F. Mateu Isturiz
Title: General Counsel and Secretary of the Board of Directors